Exhibit 99.5

Consent OF Douglas R. Barnard

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Acquisition Corp. VI (the “Company”), originally filed on January 29, 2021, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: February 12, 2021

/s/ Douglas R. Barnard
Douglas R. Barnard